SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated January 27, 2004

Partner Communications Company Ltd.

(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X                      Form 40-F

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                           No   X

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                )

This Form 6-K is incorporated by reference into the Company’s Registration Statement on Form F-3 filed with the Securities and Exchange Commission on December 26, 2001 (Registration No. 333-14222).

Enclosure: Press Release dated January 27, 2004 re: Partner Communications Reports Fourth Quarter And 2003 Results.

PARTNER COMMUNICATIONS REPORTS FOURTH QUARTER AND 2003 RESULTS
PARTNER COMMUNICATIONS COMPANY LTD. — CONSOLIDATED BALANCE SHEETS
PARTNER COMMUNICATIONS COMPANY LTD. — CONSOLIDATED STATEMENTS OF OPERATIONS
PARTNER COMMUNICATIONS COMPANY LTD. — CONSOLIDATED STATEMENTS OF CASH FLOWS
PARTNER COMMUNICATIONS COMPANY LTD. — RECONCILIATION BETWEEN OPERATION CASH FLOWS AND EBITDA
PARTNER COMMUNICATIONS COMPANY LTD. — CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
PARTNER COMMUNICATIONS COMPANY LTD. — Summary Operating Data
SIGNATURES

PARTNER COMMUNICATIONS REPORTS
FOURTH QUARTER AND 2003 RESULTS

COMPANY POSTS 2003 INCOME BEFORE TAXES OF
NIS 529.6 MILLION

Rosh Ha’ayin, Israel, January 27th, 2004 — Partner Communications Company Ltd. (“Partner”) (NASDAQ and TASE: PTNR; LSE: PCCD) today announced its results for the year and quarter ended December 31st 2003.

Partner reported record revenues in 2003 of NIS 4,467.7 million (US$1,020.3 million) along with record net income before taxes of NIS 529.6 million (US$120.9 million). For 2002, the Company reported revenues of NIS 4,054.6 million and net income before taxes of NIS 84.2 million. Partner reported net income for 2003 of NIS 1,162.7 million (US$265.5 million) or NIS 6.34 per diluted ADS or share (US$1.45 per ADS or share), which included a NIS 633.0 million (US$144.6 million) tax benefit resulting from its accumulated carryforward taxes losses. For 2002, the Company reported net income of NIS 84.2 million or NIS 0.46 per diluted ADS or share.

For the fourth quarter of 2003, Partner reported revenues of NIS 1,162.9 million (US$265.6 million), net income before taxes of NIS 171.1 million (US$39.1 million) and net income of NIS 804.2 million (US$183.6 million), including the tax benefit. In the fourth quarter of 2002, the Company reported revenues of NIS 1,062.1 million, net income before taxes of NIS 30.6 million and net income of NIS 30.6 million.

2003 vs. 2002 Comparison

	2003	2002	Change

Revenues (NIS million)	4,467.7	4,054.6	10.2%
EBITDA (NIS million)	1,379.8	1,052.2	31.1%
Operating Profit (NIS million)	854.9	533.4	60.3%
Net Income Before Taxes (NIS million)	529.6	84.2	529.0%
Net Income (NIS million)	1,162.7	84.2	1280.8%
Cash flow from operating activities net of investing activities (NIS million)	654.7	-133.8	—
Subscribers (thousands)	2,103	1,837	14.5%
Estimated Market Share (%)	31%	29%	2.0%
Annual Churn Rate (%)	13.6%	10.9%	2.7%
Average Monthly Usage per Subscriber (in minutes)	277	280	-1.0%
Average Monthly Revenue per Subscriber (NIS)	171	183	-6.6%
Average Subscriber Acquisition Costs (NIS)	362	470	-23.0%

Commenting on the results, Amikam Cohen, Partner’s CEO said: “We are delighted with the results for 2003, which reflect the continued and substantial improvement in our financial and operational performance. Even though we faced a challenging economic environment this past year, we successfully drove our top line revenues and significantly enhanced our profitability and financial position, while continuing to grow our customer base.”

“Partner is widely recognized for its excellent network services, its award winning customer service and its unique marketing and branding capabilities. Our core strengths in these areas, as well as our dedication to offering our customers attractive rate plans, a wide range of handsets, as well as innovative data and global roaming services, have enabled us to achieve these impressive performance goals. We plan to continue leveraging Partner’s core strengths as we commercially launch our 3G network towards the end of 2004. This will enable us to expand and enhance the variety and quality of the services we provide to our subscriber base. We also believe that 3G will provide us, in the medium term, with a platform for expanding revenues from the additional data and voice services we will provide.”

Financial Review

Revenues in 2003, driven primarily by subscriber growth of 14.5%, but offset in part by lower ARPU driven primarily by the decline in interconnect rates, increased to NIS 4,467.7 million (US$1,020.3 million), up 10.2% from NIS 4,054.6 million in 2002. Revenues in Q4 2003 grew to NIS 1,162.9 million (US$265.6 million) from NIS 1,062.1 million in Q4 2002, an increase of 9.5%. Data and content revenues for 2003 were 7.2% of total revenues, compared to 5.9% of total revenues in 2002.

Cost of revenues increased marginally in 2003 by only 2.2% even though revenues increased by 10.2%. Higher interconnect charges related to higher subscriber numbers and usage were offset by cost efficiencies and lower handset cost of sales. Cost of Revenues in 2003 was NIS 3,136.5 million (US$716.2 million) compared to NIS 3,069.5 million in 2002. Cost of revenues for Q4 2003 decreased by 0.2%, to NIS 807.2 million (US$184.3 million), from NIS 808.6 million, in Q4 2002.

Even with subscriber growth of 14.5%, selling and marketing expenses remained relatively stable in 2003 and were NIS 314.0 million (US$71.7 million), up 1.9% from NIS 308.1 million in 2002. Selling and marketing expenses in Q4 2003 were NIS 71.1 million (US$16.2 million), down from NIS 85.3 million in Q4 2002, a decrease of 16.6%.

General and administrative expenses for 2003 were NIS 162.4 million (US$37.1 million), compared to NIS 143.6 million in 2002, an increase of 13.1%. In Q4 2003, general and administrative expenses were NIS 45.0 million (US$10.3 million), up from NIS 38.9 million in Q4 2002. The increase in general and administrative expenses for 2003 resulted primarily from increased insurance costs, rental expenses and depreciation. The increase in Q4 2003 as compared to Q4 2002 is primarily the result of timing differences.

Operating profit for 2003 increased to NIS 854.9 million (US$195.2 million) from NIS 533.4 million in 2002, an increase of 60.3%. Operating profit as a percentage of revenues increased to 19.1% in 2003 from 13.2% in 2002. Operating profit in Q4 2003 increased to NIS 239.5 million (US$54.7 million) as compared to NIS 129.3 million in Q4 2002, an increase of 85.2%. Operating profit as a percentage of revenues increased to 20.6% in Q4 2003 from 12.2% in Q4 2002. EBITDA for 2003 increased to NIS 1,379.8 million (US$315.1 million) from NIS 1,052.2 million in 2002, an increase of 31.1%. EBITDA for 2003 as a percentage of revenues increased to 30.9% from 26.0% in 2002. EBITDA in Q4 2003 increased to NIS 377.0 million (US$86.1 million) as compared to NIS 267.8 million in Q4 2002, an increase of 40.8%. EBITDA as a percentage of revenues in Q4 2003 was 32.4% as compared to 25.2% in Q4 2002.

Financial expenses in 2003 were NIS 321.7 million (US$73.5 million), down 27.7% from NIS 445.2 million in 2002. Financial expenses for Q4 2003 were NIS 64.9 million (US$14.8 million), compared to NIS 98.7 million in Q4 2002, a decrease of 34.3%. Financial expenses were lower in 2003, and in Q4 2003 as compared to Q4 2002, primarily due to the Company’s lower levels of average debt, declining interest rates and a stronger Shekel versus the US Dollar. Financial income from the 7.6% increase in the value of the Shekel versus the US Dollar in 2003 was almost completely offset by hedging transactions.

In 2003, the Company recorded net income before taxes of NIS 529.6 million (US$120.9 million), as compared to net income before taxes in 2002 of NIS 84.2 million, an increase of 529.0%. It also recorded, in Q4, its seventh straight quarterly net income before taxes, in the amount of NIS 171.1 million (US$39.1 million), as compared to income before taxes in Q4 2002 of NIS 30.6 million, an increase of 459.7%. Based on these results and the Company’s estimates of its future earnings and profitability, assessments relating to the cellular market and trends, and the receipt of final tax assessments for the tax years through December 31, 2001 which validated the amount of the carryforward tax losses, the Company recorded a tax benefit of NIS 633.0 million in Q4 2003 (US$144.6 million). As of December 31, 2003 the Company would require approximately NIS 1,760 million of future taxable income in order to fully realize its deferred tax asset.

“We are very pleased with the financial results for 2003”, said Mr. Alan Gelman, Partner’s Chief Financial Officer. “We successfully demonstrated our ability to sustain our healthy margins, grow our revenues and profits, generate cash flow, reduce our overall debt levels and add value to our shareholders.”

Funding and Investing Review

In 2003, cash flow from operating activities net of investing activities was NIS 654.7 million (US$149.5 million) compared to negative cash flow from operating activities net of investing activities of NIS 133.8 million in 2002. In Q4 2003, cash flow from operating activities net of investing activities was NIS 271.8 million (US$62.1 million), compared to cash flow from operating activities net of investing activities of NIS 74.1 million in Q4 2002. The substantial increase in 2003 as compared to 2002 derived primarily from an increase of NIS 349.3 million (US$79.8 million) in cash flows from operating activities, reductions in payments for fixed assets acquisitions in the amount of NIS 249.4 million (US$57.0 million) and the withdrawal of the NIS 98.9 million security deposit for the interest on our US Dollar denominated notes.

During 2003, the Company repaid bank loans in the amount of NIS 660.5 million (US$150.8 million), leaving a balance as of the end of 2003, in NIS equal to US$282 million from its US$683 million bank facility.

Fixed assets acquired during 2003 were NIS 303.3 million (US$69.3 million), 6.8% of revenues, down from NIS 556.4 million in 2002, 13.7% of revenues.

Commenting on the Company’s funding situation, Mr. Gelman said; “In 2003, we continued to improve across a broad range of financial parameters. Our consistent cash flow generation allowed us to continue to reduce our bank debt levels and improve our credit worthiness. In December, in light of our continuing positive results, both Moody’s Investors Service and Standard and Poor’s upgraded our credit ratings. We are contemplating, subject to market conditions, calling our 13% US dollar denominated notes due in 2010 at their first call date, in August 2005, in order to refinance them with lower cost debt, if possible. This will further enhance our balance sheet, and provide for even greater financial stability going forward.”

Operational Review

During Q4 2003, net active subscribers increased by 71,000, or 3.5%.

The Company’s active subscriber base as of December 31, 2003 was 2,103,000, accounting for an approximate market share of 31%, up from 29% at the end of 2002. The subscriber base is comprised of 347,000 business subscribers (17% of the base), 1,117,000 post-paid private subscribers (53% of the base) and 639,000 prepaid subscribers (30% of the base). The annual churn rate for 2003 was 13.6%, compared to 10.9% in 2002. The increase in churn was driven primarily by increased churn in the prepaid sector and increasing competition affecting all market segments. The quarterly churn rate in Q4 of 2003 was 3.2%.

Average monthly usage per subscriber (“MOU”) remained relatively stable and declined by only 1.0% in 2003 as compared to 2002. MOU in 2003 was 277 minutes, compared to

280 MOU in 2002. MOU for Q4 2003 was 276 as compared to 272 for Q4 2002 and 286 for the Q3 2003. The decrease from Q3 2003 derived primarily from traditionally lower usage in the winter months.

Average monthly revenue per subscriber (“ARPU”) declined by 7.0% in 2003 as compared to 2002. The decline was driven primarily by the 10% decrease, on January 1, 2003, of the interconnect rates as mandated by the Israel Ministry of Communications. ARPU for 2003 was 171 NIS, compared to NIS 183 in 2002. ARPU for Q4 2003 was NIS 170 as compared to NIS 178 per month for Q4 2002 and NIS 181 for the Q3 2003. The decrease from Q3 2003 derived primarily from seasonal factors including lower roaming revenues.

In 2003, lower handset subsidies caused the average cost of acquiring a new subscriber (SAC) to decline dramatically from 2002. 2003 SAC was NIS 362 (US$82.7), compared to NIS 470 for 2002, a decline of 23.0%. SAC for Q4 2003 was NIS 298 (US$68.1), compared to NIS 482 in Q4 2002 and NIS 289 for Q3 2003.

Outlook and Guidance:

Commenting on the Company’s outlook Mr. Gelman added: “In 2004 we will continue to leverage our core strengths, our excellent network, our powerful brand, and our focus on customer service to continue to drive shareholder value. Looking forward, we expect the rate of revenue growth in 2004 to be slowed due to a lower rate of subscriber growth compared to what we achieved in 2003. In addition, we will continue our diligent efforts to control costs at their current levels, while anticipating slightly lower average MOU and ARPU. SAC levels should be marginally higher in 2004 than they were in Q4 2003 due to more expensive 3G handsets, which we expect to introduce towards year-end. Even though we expect to incur some incremental expenses in ramping up our 3G effort, we expect to maintain approximately the same levels of operating margins in 2004 as in 2003.”

With regard to the Company’s plans for the introduction of 3G technology, Mr. Gelman concluded: “We expect to invest substantially less in Second Generation capital expenditures in 2004 than we did in 2002-2003, as we move toward the increasing build-out of our 3G network. Moreover, lower than anticipated levels of capital expenditures for our 3G network equipment will also improve our projected cash flow in the coming year. With regard to our credit ratios, we expect cash flow in 2004 to be stronger and expect to use all cash flows from operating activities net of investing activities to reduce our bank debt. This will continue to strengthen our credit standing and financial position.”

Conference Call Details

Partner Communications will hold a conference call to discuss the company’s full year 2003 and fourth quarter on Tuesday, January 27th, 2004, at 18:00 Israel local time (11:00 AM Eastern time). This conference call will be broadcast live over the Internet and can be accessed by all interested parties through our investors’ web site at http://investors.partner.co.il.

To listen to the broadcast, please go to the web site at least 15 minutes prior to the start of the call to register, download and install any necessary audio software. For those unable to listen to the live broadcast, an archive of the call will be available shortly after the call ends via the Internet (at the same location as the live broadcast) until midnight on February 3rd, 2004.

About Partner Communications

     Partner Communications Company Ltd. is a leading Israeli mobile communications operator known for its GSM/GPRS based services and the development of wirefree applications under the orange™ brand. The Company commenced full commercial operations in January 1999 and, through its network, provides quality of service and a range of features to over two million subscribers in Israel. Partner subscribers can use roaming services in 127 destinations using 282 GSM networks. The Company was awarded a 3G license in 2002. Partner’s ADSs are quoted on NASDAQ under the symbol PTNR and on the London Stock Exchange (LSE) under the symbol PCCD. Its shares are quoted on the Tel Aviv Stock Exchange (TASE) under the symbol PTNR. For further information please visit: http://www.investors.partner.co.il.

Notes: Some of the information in this release contains forward-looking statements that involve risks and uncertainties within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions about us.

Words such as “believe,” “anticipate,” “expect,” “intend,” “seek,” “will,” “plan,” “could,” “may,” “project,” “goal,” “target,” and similar expressions often identify forward-looking statements but are not the only way we identify these statements. Because such statements involve risks and uncertainties, actual results may differ materially from the results currently expected. Factors that could cause such differences include, but are not limited to:

•	Uncertainties about the degree of growth in the number of consumers using wireless personal communications services and in the number of residents;

•	The risks associated with the implementation of a third-generation network and business strategy, including risks relating to the operations of new systems and technologies, substantial expenditures required and potential unanticipated costs, uncertainties regarding the adequacy of suppliers on whom we must rely to provide both network and consumer equipment and consumer acceptance of the products and services to be offered;

•	The impact of existing and new competitors in the market in which we compete, including competitors that may offer less expensive products and services, desirable or innovative products, technological substitutes, or have extensive resources or better financing;

•	The introduction or popularity of new products and services, including pre-paid phone products, which could increase churn;

•	The effects of vigorous competition in the market in which we operate and for more valuable customers, which may decrease prices charged, increase churn and change the customer mix, profitability and average revenue per user;

•	The availability and cost of capital and the consequences of increased leverage;

•	The risks and costs associated with the need to acquire additional spectrum for current and future services;

•	The risks associated with technological requirements, technology substitution and changes and other technological developments;

•	Fluctuations in exchange rates;

•	The results of litigation filed or to be filed against us; and

•	The possibility of the market in which we compete being impacted by changes in political, economic or other factors, such as monetary policy, legal and regulatory changes or other external factors over which we have no control;

•	As well as the risk factors specified under the heading “Risk Factors” in our 2002 annual report on Form 20-F filed with the SEC on March 14, 2003.

The attached summary financial statements were prepared in accordance with U.S. GAAP. The attached summary financial statements for 2003 are unaudited.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at December 31st, 2003: US

$1.00 equals NIS 4.379. The translations were made purely for the convenience of the reader.

Earnings before interest, taxes, depreciation, amortization, exceptional items and capitalization of intangible assets (‘EBITDA’) is presented because it is a measure commonly used in the telecommunications industry and is presented solely in order to improve the understanding of the Company’s operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or income for the year as an indicator of the operating performance of the Company. Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results.

Reconciliation between our cash flows from operating activities and EBITDA is presented in the attached summary financial statements.

Contacts:

Mr. Alan Gelman	Dr. Dan Eldar
Chief Financial Officer	V.P. Carrier, Investor and International Relations
Tel: +972-67-814951	Tel:+972-67-814151
Fax:+972-67-815961	Fax:+972-67-814161
E-mail: alan.gelman@orange.co.il	E-mail: dan.eldar@orange.co.il

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED BALANCE SHEETS

	December 31

	2002	2003	2003

			Convenience
			translation
			into
	New Israeli shekels		U.S. dollars
	(Audited)	(Unaudited)
	In thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	1,360	3,774	862
Security deposit	107,794
Accounts receivable:
Trade	518,768	482,141	110,103
Other	50,986	56,543	12,912
Inventories	137,508	102,861	23,490
Deferred income taxes		220,000	50,240

Total current assets	816,416	865,319	197,607

INVESTMENTS AND LONG-TERM RECEIVABLES:
Non-marketable securities	3,530
Accounts receivable — trade		13,906	3,176
Funds in respect of employee rights upon retirement	42,461	58,724	13,410

	45,991	72,630	16,586

FIXED ASSETS, net of accumulated depreciation and amortization	1,864,511	1,694,584	386,980

LICENSE AND DEFERRED CHARGES, net of accumulated amortization	1,269,348	1,325,948	302,797

DEFERRED INCOME TAXES		413,752	94,486

Total assets	3,996,266	4,372,233	998,456

	December 31

	2002	2003	2003

			Convenience
			translation
			into
	New Israeli shekels		U.S. dollars
	(Audited)	(Unaudited)
	In thousands
Liabilities and shareholders’ equity (net of capital deficiency)
CURRENT LIABILITIES:
Current maturities of long-term bank loans		119,853	27,370
Accounts payable and accruals:
Trade	532,987	387,818	88,563
Other	202,166	252,585	57,681

Total current liabilities	735,153	760,256	173,614

LONG-TERM LIABILITIES:
Bank loans, net of current maturities	2,467,556	1,687,215	385,297
Notes payable	828,975	766,325	175,000
Liability for employee rights upon retirement	60,966	76,506	17,471
Asset retirement obligations		6,367	1,454

Total long-term liabilities	3,357,497	2,536,413	579,222

COMMITMENTS AND CONTINGENCIES
Total liabilities	4,092,650	3,296,669	752,836

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
Share capital — ordinary shares of NIS 0.01 par value: authorized — December 31, 2002 and 2003 — 235,000,000 shares; issued and outstanding — December 31, 2002 — 181,595,222 shares and December 31, 2003 — 182,695,574 shares	1,816	1,827	417
Less — receivable in respect of shares		(4,374)	(999)
Capital surplus	2,293,270	2,303,055	525,933
Deferred compensation	(6,385)	(2,509)	(573)
Accumulated deficit	(2,385,085)	(1,222,435)	(279,158)

Total shareholders’ equity (capital deficiency)	(96,384)	1,075,564	245,620

	3,996,266	4,372,233	998,456

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31

	2001	2002	2003	2003

				Convenience
				translation
				into
	New Israeli shekels			U.S. dollars
	(Audited)		(Unaudited)
	In thousands (except per share data)
REVENUES - net:
Services	2,972,079	3,766,584	4,117,887	940,371
Equipment	277,270	287,979	349,832	79,889

	3,249,349	4,054,563	4,467,719	1,020,260
COST OF REVENUES:
Services	2,187,612	2,499,534	2,586,707	590,707
Equipment	531,551	569,924	549,749	125,542

	2,719,163	3,069,458	3,136,456	716,249

GROSS PROFIT	530,186	985,105	1,331,263	304,011
SELLING AND MARKETING EXPENSES	292,960	308,079	314,008	71,708
GENERAL AND ADMINISTRATIVE EXPENSES	134,282	143,594	162,387	37,083

OPERATING PROFIT	102,944	533,432	854,868	195,220
FINANCIAL EXPENSES, net	400,927	445,180	321,710	73,467
LOSS ON IMPAIRMENT OF INVESTMENTS IN NON-MARKETABLE SECURITIES	8,862	4,054	3,530	806

INCOME (LOSS) BEFORE TAX BENEFIT	(306,845)	84,198	529,628	120,947
TAX BENEFIT			633,022	144,559

INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF A CHANGE IN ACCOUNTING PRINCIPLES	(306,845)	84,198	1,162,650	265,506
CUMULATIVE EFFECT, AT BEGINNING OF YEAR, OF A CHANGE IN ACCOUNTING PRINCIPLES	3,483

NET INCOME (LOSS) FOR THE YEAR	(303,362)	84,198	1,162,650	265,506

EARNINGS (LOSS) PER SHARE (“EPS”):
Basic:
Before cumulative effect	(1.72)	0.47	6.39	1.46
Cumulative effect	0.02

	(1.70)	0.47	6.39	1.46

Diluted:
Before cumulative effect	(1.72)	0.46	6.34	1.45
Cumulative effect	0.02

	(1.70)	0.46	6.34	1.45

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING:
Basic	178,909,274	179,984,090	181,930,803	181,930,803

Diluted	178,909,274	183,069,394	183,243,157	183,243,157

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

				Convenience
				translation
				into U.S.
	New Israeli shekels			dollars
	(Audited)		(Unaudited)
	In thousands
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the year	(303,362)	84,198	1,162,650	265,506
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	538,267	516,199	536,871	122,601
Loss on impairment of investments in non-marketable securities	8,862	4,054	3,530	806
Amortization of deferred compensation related to employee stock option grants, net	20,699	8,957	5,177	1,182
Liability for employee rights upon retirement	18,736	18,632	15,540	3,549
Deferred income taxes			(633,752)	(144,726)
Income tax benefit in respect of exercise of options granted to employees			730	167
Accrued interest, exchange and linkage differences on (erosion of) long-term liabilities	54,522	91,027	(67,438)	(15,400)
Erosion of (accrued interest and exchange differences on) security deposit	(6,590)	(6,925)	8,877	2,027
Amount carried to deferred charges	(22)	(3,805)
Capital loss (gain) on sale of fixed assets	1,647	839	(7,829)	(1,788)
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable:
Trade	(55,944)	(56,638)	22,721	5,189
Other	(14,235)	(8,056)	(5,557)	(1,269)
Increase (decrease) in accounts payable and accruals:
Trade	57,271	31,909	(93,444)	(21,339)
Other	65,838	14,796	47,541	10,857
Increase in asset retirement obligations			1,228	280
Decrease (increase) in inventories	36,859	(12,996)	34,647	7,912

Net cash provided by operating activities	422,548	682,191	1,031,492	235,554

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of fixed assets	(601,050)	(599,769)	(350,344)	(80,005)
Proceeds from sale of fixed assets	1,771	5,737	12,309	2,811
Investment in non-marketable securities	(16,446)
Withdrawal of security deposit			98,917	22,589
Purchase of additional spectrum		(207,635)	(121,388)	(27,720)
Funds in respect of employee rights upon retirement	(13,336)	(14,301)	(16,263)	(3,714)

Net cash used in investing activities	(629,061)	(815,968)	(376,769)	(86,039)

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year ended December 31

	2001	2002	2003	2003

				Convenience
				translation
				into U.S.
	New Israeli shekels			Dollars
	(Audited)		(Unaudited)
	In thousands
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options granted to employees	47	4,237	3,391	775
Long-term bank loans received	1,111,869	1,349,326	240,000	54,806
Repayment of long-term bank loans	(901,000)	(1,223,698)	(895,700)	(204,544)

Net cash provided by (used in) financing activities	210,916	129,865	(652,309)	(148,963)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	4,403	(3,912)	2,414	552
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	869	5,272	1,360	310

CASH AND CASH EQUIVALENTS AT END OF YEAR	5,272	1,360	3,774	862

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION - cash paid during the year:
Interest	285,465	323,841	287,629	65,684

Advances to income tax authorities	5,617	5,207	3,750	856

Supplementary information on investing activities not involving cash flows

At December 31, 2001, 2002 and 2003, trade payables include NIS 148,276,000, NIS 117,406,000 and NIS 65,681,000 ($14,999,000), respectively, in respect of acquisition of fixed assets. In addition, at December 31, 2002, trade payables include NIS 7.2 million in respect of acquisition of additional spectrum and at December 31, 2003, shareholders’ equity include NIS 4.4 million receivable in respect of shares issued. These balances are recognized in the cash flow statements upon payment.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
RECONCILIATION BETWEEN OPERATION CASH FLOWS
AND EBITDA

			Convenience
			translation into
	New Israeli shekels		U.S. dollars

	Year		Year
	ended		ended
	December 31,		December 31,

	2003	2002	2003

	(Unaudited)
	In thousands
Reconciliation between operating cashflows and EBITDA:
Net cash provided by operating activities	1,031,492	682,191	235,554
Liability for employee rights upon retirement	(15,540)	(18,632)	(3,549)
Erosion of (accrued interest, exchange and linkage differences on) long-term liabilities	67,438	(91,027)	15,400
Amount carried to deferred charges		3,805
Accrued interest and exchange and linkage differences on (erosion of) security deposit	(8,877)	6,925	(2,027)
Increase (decrease) in accounts receivable:
Trade	(22,721)	56,638	(5,189)
Other	5,557	8,056	1,269
Decrease (increase) in accounts payable and accruals:
Trade	93,444	(31,909)	21,339
Other	(47,541)	(14,796)	(10,857)
Increase (decrease) in inventories	(34,647)	12,996	(7,912)
Increase in asset retirement obligation	(1,228)		(280)
Financial expenses*	312,453	437,993	71,354

EBITDA	1,379,830	1,052,240	315,102

*	Financial expenses excluding any charge for the amortization of pre-launch financial costs.

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	New Israeli shekels

	3 month period ended

	December 31	March 31	June 30	September 30	December 31
	2002	2003	2003	2003	2003

	(Unaudited)
	In thousands
REVENUES — net	1,062,122	1,031,266	1,077,239	1,196,284	1,162,930
COST OF REVENUES	808,591	780,312	739,831	809,072	807,241

GROSS PROFIT	253,531	250,954	337,408	387,212	355,689
SELLING AND MARKETING EXPENSES	85,269	78,292	81,282	83,291	71,143
GENERAL AND ADMINISTRATIVE EXPENSES	38,942	42,354	38,099	36,937	44,997

OPERATING PROFIT	129,320	130,308	218,027	266,984	239,549
FINANCIAL EXPENSES — net	98,746	95,488	62,926	98,409	64,887
LOSS OF IMPAIRMENT OF INVESTMENT IN NON-MARKETABLE SECURITIES					3,530

INCOME BEFORE TAX BENEFIT	30,574	34,820	155,101	168,575	171,132
TAX BENEFIT					633,022

NET INCOME FOR THE PERIOD	30,574	34,820	155,101	168,575	804,154

PARTNER COMMUNICATIONS COMPANY LTD.
(An Israeli Corporation)
Summary Operating Data

	December 31,		December 31,
	2002		2003

Subscribers (in thousands)	1,837		2,103
Estimated share of total Israeli mobile telephone subscribers	29%		31%
Churn rate in year	2.9%		13.6%
Average monthly usage in Year per subscriber (minutes)	280		277
Average monthly revenue in year per subscriber, including in-roaming revenue (NIS)	183		171
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,035	(726)	2,138	(729)
Subscriber acquisition costs in year per subscriber (NIS)	470		362
Number of employees (full-time equivalent)	2,685		2,769

	Q4 2002		Q4 2003

Subscribers (in thousands)	1,837		2,103
Estimated share of total Israeli mobile telephone subscribers	29%		31%
Churn rate in quarter	2.9%		3.2%
Average monthly usage in quarter per subscriber (minutes)	272		276
Average monthly revenue in quarter per subscriber, including in-roaming revenue (NIS)	178		170
Number of operational base stations (in parenthesis number of micro sites out of total number of base stations)	2,035	(726)	2,138	(729)
Subscriber acquisition costs in quarter per subscriber (NIS)	482		298
Number of employees (full-time equivalent)	2,685		2,769

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By	/s/ Alan Gelman

Name: Alan Gelman Title: Chief Financial Officer

Dated: January 27, 2004